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                             June 9, 2021

       Nicolaas Vlok
       Chief Executive Officer
       Project Angel Parent, LLC
       c/o MeridianLink, Inc.
       1600 Sunflower Avenue, #200
       Costa Mesa, CA 92626

                                                        Re: Project Angel
Parent, LLC
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 19, 2021
                                                            File No. 333-255680

       Dear Mr. Vlok:

               We have reviewed your amended registration statement and have the following comment. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No.1 to Form S-1 filed May 19, 2021

       Note 7. Unit-Based Compensation, page F-66

   1. Once you have an estimated offering price or range, please explain to us the reasons for any differences between
the recent valuations of your common stock leading up to the
                                                        IPO and the estimated
offering price. This information will help facilitate our review of your accounting for
equity issuances, including unit-based compensation.
 Nicolaas Vlok
FirstName  LastNameNicolaas Vlok
Project Angel Parent, LLC
Comapany
June 9, 2021NameProject Angel Parent, LLC
June 9,
Page 2 2021 Page 2
FirstName LastName
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact
Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at
(202) 551-
3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Joseph C. Theis, Jr., Esq.